Mail Stop 6010
Via Facsimile and U.S. Mail

August 28, 2008

Mr. Hilton H. Howell, Jr.
President and Chief Executive Officer
Atlantic American Corporation
4370 Peachtree Road N.E.
Atlanta, Georgia 30319

> **Re:** **Atlantic American Corporation**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-03722**

Dear Mr. Howell:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Underwriting Results, page 27

1. An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. You attribute the favorable loss development of $11.5 million in

2007, $9.9 million in 2006 and $8.4 million in 2005 to the Medicare supplement and certain lines of business within American Southern. Given the materiality of these changes in estimate, we believe that investors would benefit from a more detailed explanation and analysis of your operating results. Please expand your disclosure to explain and quantify the effect of each factor that caused this favorable loss development and the likelihood that your recent loss development experience is indicative of expected future loss development. Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

Notes to Consolidated Financial Statements

Note 2. Discontinued Operations, page 47

2.   The 2007 loss from discontinued operations before taxes of $7.5 million significantly exceeds the $268,000 loss before taxes reported for the regional property and casualty segment for the nine months ended September 30, 2007. Please expand your disclosure in MD&A to explain why the pre-tax loss for this discontinued segment increased so significantly in the fourth quarter of 2007.

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Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant